Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Our ratio of earnings to fixed charges is as follows:

	Six months
	ended
	June 30, 2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before provision for income taxes and noncontrolling interest	$23,052	$(45,321)	$(440,859)	$330,942	$314,657	$303,516
Interest expense and other	31,376	62,919	5,748	(372)	3,046	2,584
Portion of rents representative of the interest factor(1)	7,166	35,516	38,850	20,239	17,977	15,955
	61,594	53,114	(396,261)	350,809	335,680	322,055
Fixed charges:
Interest expense, including amount capitalized	37,055	85,361	8,886	8,568	9,314	14,621
Portion of rents representative of the interest factor(1)	7,166	35,516	38,850	20,239	17,977	15,955
	$44,221	$120,877	$47,736	$28,807	$27,291	$30,576
Ratio of earnings to fixed charges(2)	1.39x	—	—	12.18x	12.30x	10.53x

(1)	33% of rental expense
(2)

For the years ended December 31, 2014 and December 31, 2013, earnings were deficient to cover fixed charges of $67,763 and $443,997, respectively, primarily as a result of operating losses during the periods.